MECHEL ANNOUNCES H1 2009 OPERATIONS RESULTS

Moscow, Russia – July 15, 2009 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces H1 2009 operations results.

Products	H1	2009, thousand	Q2	2009, thousand		Q1	2009, thousand	Q2	2009 to Q1 2009,
	tons	tons		tons		%
Coal	6 429	2 991		3 438		-13

Coking	2 280	1 237		1 043		+19

Steam	4 149	1 755		2 394		-27

Coal concentrate*	3 129	1 736		1 393		+25

Coking	2 093	1 221		881		+38

Steam	1 036	524		512	**	+2

Iron ore concentrate	1 954	1 073		881		+22

Chromium ore concentrate	64	25		39		-36

Nickel	7.1	4.2		2.9		+44

Ferrosilicon	44	21		21		0

Ferrochromium	23.3	15.6		7.7		+103

Hardware	297	173		124		+39

Forgings	24	10		14		-29

Stampings	27	16		11		+45

Rolled products	2 412	1 341		1 071		+25

Flat products	146	79		67		+18

Long products	1 697	988		709		+39

Billets	569	274		295		-7

Steel	2 497	1 397		1 100		+27

Pig iron	1 651	965		686		+41

Coke	1 263	723		540		+34

Power production (thousand	1 573 506	674 197		899 309		-25
kWh)

* Coal concentrate is produced from a part of raw coal tonnage mined.

• First quarter data is corrected as previously reported data mistakenly comprised enriched steam coal riddlings

Vladimir Polin, senior vice-president of Mechel OAO, made comments on corporate H1 2009 operations results: “First quarter of 2009 was rather challenging for Mechel as well as for the whole mining and steel industry. However, starting from the second quarter we observe certain positive dynamics in the markets of steel products we produce. Active development of own sales network and expanding our sales geography allowed us to provide our plants with off-take orders. We commissioned all production units suspended at our facilities in fourth quarter of 2008. Steel and ferroalloys segments’ capacity utilization reached pre-crisis levels and at some plants was even higher. I would like to note that Mechel became the first Russian steelmaker that started to recover coke production during crisis. We continue to produce most downstream products increasing the share of high value added products in our portfolio while reducing billets production, which can be observed in our second quarter results. Due to introduction of anti-crisis measures in the second quarter we posted production growth almost in all steel segment’ products.

In mining division in view of decreased demand for coking coal especially in the domestic market we concentrated most of our efforts on finding new customers particularly in Asia. As a result we signed a number of large scale long-term contracts with Chinese, Japanese and South Korean companies, which allowed us to increase utilization of coking coal mining capacity in the second quarter setting the base for its restoration to pre-crisis levels. Certain increase in both Russian and Chinese production of steel products favored as well increased iron ore concentrate production.

In ferroalloys division recovery of ferronickel and ferrochrome prices could be observed from the end of first quarter that allowed us to increase capacity utilization of our ferroalloy assets to 100% and to significantly raise output of these ferroalloys. We also reoriented Tikhvin plant to consume our own high quality chrome concentrate. Its productions will be gradually scaled up as mining volumes of our Voskhod mining and processing plant (Kazakhstan) grow.

In power division as a result of combined activities for costs reduction, lowering the amount of fuel consumption, and utilizing synergies of our vertical integration we were able to minimize decline in electricity generation demonstrating better than Russian-average results

In general, taking into account the emerging tendencies we have a positive outlook for the second half of 2009 and intend to continue our activities in order to increase production tapping new market niches and increasing the company’s share in the markets we specialize at.”

***

Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com

***

Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.